Item 77D: Government & Agency Securities
Portfolio (a series of Cash Account Trust)
The following change to Government & Agency
Securities Portfolio's Principal Investment Strategy is effective July 17, 2015:
The fund operates as a "government money market fund," as such term is defined under federal regulations. The fund invests 99.5% or more of its total assets at the time of investment in cash, US government securities, and/or repurchase agreements that are collateralized by these instruments.